AUTHORIZATION LETTER

October 25, 2006

Securities and Exchange Commission
100 F Street, N.E.,
Washington, DC 20549

Attn:  Filing Desk

To Whom It May Concern:

By means of this letter I authorize Matthias Alder, Christopher Schnittker and Christian Itin of Micromet, Inc., and Christian Plaza, Darren DeStefano, Kenneth Krisko, Alex Driggs, Brian Leaf and Geoffrey Ossias of Cooley Godward Kronish LLP, or any of them individually, to sign on my behalf all forms required under
Section 16(a) of the Securities Exchange Act of 1934, as amended, relating to transactions involving the stock or derivative securities of Micromet, Inc. (the "Company"). Any of these individuals is accordingly authorized to sign any Form 3, Form 4, Form 5 or amendment thereto which I am required to file with the same effect as if I had signed them myself.

This authorization shall remain in effect until revoked in writing by me.

Yours truly,

/s/ David F. Hale

David F. Hale